As filed with the Securities and Exchange Commission on December 4, 1998
                                                      Registration No. 333-64281
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                          Pre-Effective Amendment No. 2
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                       UNITED DOMINION REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)

          VIRGINIA                                                54-0857512
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                               10 South 6th Street
                          Richmond, Virginia 23219-3802
                                  (804)780-2691
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               KATHERYN E. SURFACE
                    Senior Vice President and General Counsel
                       United Dominion Realty Trust, Inc.
                               10 South 6th Street
                          Richmond, Virginia 23219-3802
                                 (804) 780-2691
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                           JAMES W. FEATHERSTONE, III

                                RANDALL S. PARKS

                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                          Richmond, Virginia 23219-4074
                                 (804) 788-8267

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
================================================================================

                 SUBJECT TO COMPLETION, DATED DECEMBER __, 1998


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         The  information in this prospectus is not complete and may be changed.
We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------


                                 849,498 Shares

                       UNITED DOMINION REALTY TRUST, INC.

                                  Common Stock

         This Prospectus relates to the possible issuance of up to 849,498 shares of Common Stock (the "Redemption Shares") to certain individuals and entities (the "Unitholders") who sold 1,800 multi-family apartment homes to the Company on September 26, 1997, October 31, 1997 and November 20, 1997. As partial consideration for their properties, the Unitholders received 849,498 units of limited partnership interest in United Dominion Realty, L.P. The Company will issue the shares of Common Stock to the Unitholders if

              (1) the Unitholders choose to redeem their units, and
              (2) the Company, as the Partnership's  general partner,  elects to purchase the units for shares of Common Stock.

         The Unitholders will receive one share of Common Stock for each unit they sell to the Company. The Unitholders will not pay, and the Company will not receive, any cash for the shares of Common Stock.


         The Common Stock is traded on the New York Stock Exchange under the symbol "UDR."

         So that the Company may qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, the Company's Amended Articles of Incorporation permit the Company's Board of Directors

              (1) to limit the  number of  shares  of Common  Stock  that may be owned by any single person or affiliated group and
              (2) to  restrict  the  transfer  of shares of Common  Stock if the transfer would prevent the Company from qualifying as a REIT. See "Restrictions on Transfer of Capital Stock."

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                The date of this Prospectus is December__, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees or from the Commission's site on the World Wide Web at http://www.sec.gov.

         This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement"), filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents filed by the Company with the Commission (Commission File No. 1-10524) under the Exchange Act are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed on May 15, 1998; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed on November 16, 1998; (v) the Company's current report on Form 8-K dated January 27, 1998, filed on February 4, 1998; (vi) the Company's current report on Form 8-K dated February13, 1998, filed on February 13, 1998; (vii) the Company's current report on Form 8-K dated February 17, 1998, filed on February 17, 1998; (viii) the Company's current report on Form 8-K dated March 27, 1998, filed on April 13, 1998, as amended by Amendment No. 1 on Form 8-K/A dated and filed on June 12,1998; (ix) the Company's current report on Form 8-K dated June 9, 1998, filed on June 24, 1998, as amended by Amendment No. 1 on Form 8-K/A dated and filed on August 13, 1998;
(x) the Company's current report on Form 8-K dated May 28, 1998, filed on October 19, 1998; (xi) the Company's current report on Form 8-K dated September 11, 1998, filed on October 23, 1998; (xii) the Company's current report on Form 8-K dated and filed on October 28, 1998; (xiii) the Company's current report on Form 8-K dated November 2, 1998, filed on November 6, 1998; (xiv) the Company's current report on Form 8-K dated November 10, 1998, filed on November 12, 1998; and (xv) the description of the Company's Common Stock and Preferred Stock contained in the Company's registration statements on Form 8-A dated April 19, 1990, May 1, 1995, June 10, 1997 and February 4, 1998, filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of all of the Redemption Shares shall be deemed to be incorporated by reference herein.


         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to United Dominion Realty Trust, Inc., 10 South 6th Street, Richmond, Virginia 23219-3802, Attention: Investor Relations (telephone 804/780-2691).

                                   THE COMPANY

         United Dominion Realty Trust, Inc. (the "Company"), a Virginia corporation headquartered in Richmond, Virginia, is a self-administered equity real estate investment trust ("REIT"), whose business is the ownership and operation of apartment communities located throughout the United States. The Company is a fully integrated real estate company with acquisition, development and property management capabilities. At September 30, 1998, the Company's portfolio consisted of 270 apartment communities containing 72,394 apartment homes. The Company's apartment portfolio also included seven communities containing 2,042 apartment homes under development (of which 198 were completed) and two additions to existing communities containing 276 apartment homes (of which 151 were completed). The Company had approximately 2,600 employees as of September 30, 1998.

         The Company operates as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify, the Company must meet certain tests which, among other things, require that (i) its assets consist primarily of real estate, (ii) its income be derived primarily from real estate and (iii) at least 95% of its taxable income be distributed to its common shareholders. Because the Company qualifies as a REIT, it is generally not subject to federal income taxes.

                               RECENT DEVELOPMENTS


         ASR Merger. Effective as of the close of business on March 27, 1998, the Company completed the merger (the "ASR Merger") of ASR Investments Corporation ("ASR"), a publicly traded, Tucson-based, multifamily REIT that owned and operated 39 communities with 7,550 apartment homes. Pursuant to the ASR Merger agreement, each share of ASR's common stock was exchanged for 1.575 shares of the Company's Common Stock. The ASR Merger was structured as a tax-free transaction and was treated as a purchase for accounting purposes. In connection with the ASR Merger, the Company acquired real estate assets totaling $313.7 million and non-real estate assets totaling $9.1 million. Consideration given by the Company included 7,742,839 shares of Common Stock valued at $14 per share for an aggregate equity value of $108.4 million, plus the assumption of 1,529,990 operating partnership units valued at $21.4 million. In addition, the Company assumed, at fair market value, mortgage debt totaling $179.4 million and other liabilities of $13.6 million.


         AAC Merger. On September 11, 1998, the Company announced an agreement to acquire American Apartment Communities II, Inc. ("AAC"), a San Francisco-based private REIT, from a fund managed by Lazard Freres Real Estate Investors LLC and other investors (the "AAC Merger"). The proposed AAC Merger will include 54 properties with 14,141 apartment homes, and, if consummated, will allow the Company to enter growing markets in California, improve economies of scale by increasing the number of its apartment homes in the Seattle, Columbus, Tampa and South Florida markets, and position itself in Oregon, Colorado, Michigan and Indiana. The proposed AAC Merger has been structured as a tax-free merger and exchange of partnership units and will be treated as a purchase for accounting purposes. In connection with the proposed AAC Merger, the Company will acquire primarily real estate assets. The aggregate purchase price will consist of the following: (i) 8,000,000 shares of the Company's 7.5% Series D Convertible Preferred Stock ($25 liquidation preference value) which is convertible into the Company's Common Stock at $16.25 per share with a fair market value of $175 million, (ii) the issuance of 5,614,035 units of limited partnership interest in the Partnership with an aggregate fair market value of $67.4 million, (iii) the assumption of $466.2 million of secured notes payable at fair market value, (iv) the assumption of other liabilities aggregating $24.7 million and (v) $56.5 million of cash. The aggregate purchase price in the proposed AAC Merger is estimated at approximately $806.0 million, including transaction costs. With the acquisition, the Company will own approximately 86,000 completed apartments and operate nationally in 35 major U.S. markets. All due diligence has been completed, and AAC's and the Company's Boards of Directors and other interested parties have approved the transaction. Company shareholder approval is not required. The transaction is expected to close in the fourth quarter of 1998; there is some risk, however, that the proposed AAC Merger will not be consummated.
         Other Acquisitions. In addition to the ASR Merger, the Company has acquired 24 communities with 7,055 apartment homes at a total cost (including closing costs) of $318.6 million, or $45,200 per home, since January 1, 1998.

         Real Estate Under Development. At September 30, 1998, the Company had seven communities (2,042 apartment homes) under development and two additions (276 apartment homes) to existing communities under development, of which 349 apartment homes were completed.

         Disposition of Investments. Since January 1, 1998, the Company has sold 17 apartment communities containing 4,948 apartment homes and one shopping center at an aggregate sales price of $144.7 million.


         Financing Activities. During the first quarter of 1998, the Company entered into two separate transactions to sell its Common Stock to unit investment trusts ("UITs"). In February 1998, the Company issued 1.7 million shares of its Common Stock at a gross sales price of $14.31 per share to a UIT. In March 1998, the Company issued 1.1 million shares of its Common Stock at a gross sales price of $14.19 per share to a second UIT. The net proceeds from the two UIT transactions aggregated $38.0 million and were primarily used to repay bank debt.


         Since January 1, 1998, the Company has issued 2,455,558 shares of its Common Stock and received $32.8 million under its Dividend Reinvestment and Stock Purchase Plan, which included $23.2 million in optional cash investments and $9.6 million of reinvested distributions.

              In order to reduce the interest rate risk associated with the anticipated issuance of unsecured notes during 1998, the Company entered into a $100 million (notional amount) fixed pay forward starting swap agreement (interest rate risk management agreement) with a major Wall Street investment banking firm in July 1997. The transaction allowed the Company to lock-in a ten year Treasury rate of 6.511% on or before November 9, 1998. This interest rate risk management agreement had an unfavorable position to the Company of $16.8 million at September 30, 1998. The Company settled the interest rate risk management agreement on November 9, 1998, by paying $15.6 million to the counterparty. The Company was unable to issue the unsecured notes contemplated by the interest rate risk management agreement, and accordingly, the cost associated with the settlement of this agreement will be expensed during the fourth quarter of 1998.


         Debt Offerings. On November 10, 1998, the Company sold an aggregate $212.5 million of senior unsecured notes payable in two simultaneous public offerings which consist of the following: (i) $150 million of 8.125% Notes due November 15, 2000 and (ii) $62.5 million (including the over-allotment option) of 8.5% Monthly Income Notes due November 15, 2008. Net proceeds from the two offerings (net of underwriting discounts, commissions and offering expenses) of approximately $209.9 million were received by the Company on or before November 18, 1998 and were used to repay bank debt outstanding under the Company's various credit facilities. On November 30, 1998, the Company repaid promissory notes in the aggregate amount of $75 million with the proceeds from advances on its credit facilities as described below.

         Liquidity. The Company has a $200 million three-year unsecured revolving credit facility which matures August 4, 2000 and a $50 million one-year revolving line of credit facility which matures August 4, 1999. In addition to these credit facilities, a $15 million uncommited unsecured line of credit is available to the Company until June 30, 1999.

         On November 9, 1998, the Company received verbal assurance from one of its major lending banks of revised terms of certain credit facilities, including the extension, at the Company's discretion, of the maturity of a credit facility through which the Company may borrow an amount not to exceed $25 million for a term to and including November 30, 1998. In addition, the bank also provided verbal assurance that, if the AAC Merger is consummated, AAC's secured lines of credit totaling $100 million would be extended, at the Company's discretion, for 12 months. The foregoing changes will not be effective until the Company and its lending bank enter into definitive agreements and, accordingly, there can be no assurance that these revised and additional credit facilities will become effective (which could adversely affect the Company's liquidity) or, if they become effective, that their terms will not differ from those set forth above. If these revised and additional credit facilities do not become effective, the Company may be required to seek additional sources of external capital.

                          DESCRIPTION OF CAPITAL STOCK

General

         The Company is authorized to issue 150,000,000 shares of Common Stock, $1.00 par value, and 25,000,000 shares of Preferred Stock, no par value (the "Preferred Stock"). At September 8, 1998, there were outstanding 103,196,547 shares of Common Stock and 10,200,000 shares of Preferred Stock, consisting of 4,200,000 shares of the Company's 9 1/4% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred"), 6,000,000 shares of the Company's
8.60 % Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred") and 0 shares of the Company's Series C Junior Participating Cumulative Redeemable Preferred Stock (the "Series C Preferred). The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's Restated Articles of Incorporation, as amended (the "Articles"), and bylaws (the "Bylaws") as currently in effect. These statements do not purport to be complete, or to give full effect to the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Articles and Bylaws, which are filed as exhibits to the Registration Statement.

Common Stock

         Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of Common Stock have one vote per share and non-cumulative voting rights, which means that holders of more than 50% of the shares voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in the distributable assets of the Company remaining after satisfaction of the prior preferential rights of the Preferred Stock and the satisfaction of all debts and liabilities of the Company. Holders of Common Stock do not have preemptive rights. The dividend and liquidation rights of holders of the Common Stock are specifically limited by the terms of the Series A Preferred, the Series B Preferred and the Series C Preferred as described in the description of the Company's Preferred Stock contained in the Company's registration statements on Form 8-A, as amended, filed pursuant to Section 12 of the Exchange Act on May 1, 1995, June 11, 1997 and February 4, 1998. The transfer agent for the Common Stock is Chase Mellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey.

Preferred Stock

         The  Preferred  Stock  is  described  in  the  Company's   registration
statements on Form 8-A, as amended, filed pursuant to Section 12 of the Exchange Act on May 1, 1995, June 11, 1997 and February 4, 1998.

         On the date of closing of the AAC Merger, the Company will issue shares of the Company's Series D Cumulative Convertible Preferred Stock (the "Series D Preferred"). The terms of the Series D Preferred are attached as an exhibit to this registration statement.

                    RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

         For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), shares of capital stock must be held by a minimum of 100 persons for at least 335 days in each taxable year following its 1994 taxable year or during a proportionate part of a shorter taxable year. In addition, at all times during the second half of each taxable year following its 1994 taxable year, no more than 50% in value of the shares of capital stock of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals (the "5/50 Rule"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Articles permit the Board of Directors to prevent an individual or individuals from directly or indirectly owning shares to the extent that such ownership would disqualify the Company as a REIT.

         If the Board of Directors, in its good faith, determines that an individual's or individuals' ownership of stock may disqualify the Company as a REIT, the Board of Directors may call for a redemption (by lot or other equitable means) to redeem a number of shares sufficient to maintain the Company's REIT status. The redemption price per share shall be the closing sale price on the NYSE as of the business day preceding the day on which notice of redemption is given. In addition, the Company may stop any acquisition or transfer of shares that would jeopardize the Company's REIT status.

                               REDEMPTION OF UNITS

Redemption Rights for Limited Partnership Units

         Pursuant to the Seconded Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the limited partners of the Partnership (the "Limited Partners") generally have the right to cause the redemption (the "Redemption Rights") of their interests in the Partnership. Each Limited Partner may, subject to certain limitations, require that the Partnership redeem all or a portion of his Units at any time after one year from the date the Units were acquired by delivering a notice of exercise of redemption right to the Partnership and the Company. The form of notice is an exhibit to the Partnership Agreement. A Limited Partner must request the redemption of at least 1,000 Units (or all of the Units held by such holder, if less than 1,000 are so held).

         Upon redemption, each Limited Partner will receive from the Partnership cash in an amount equal to the cash value of Units being redeemed. The cash value of each Unit will be assumed to be equal to the market value of one share of Common Stock. The market value of the Common Stock for this purpose will be equal to the average of the closing trading prices of the Common Stock (or substitute information, if no such closing prices are available) for the ten consecutive trading days before the day on which the redemption notice was received by the Company.

         Instead of the Partnership redeeming the Units, the Company, in its sole discretion, may elect to purchase the Units directly by paying to the Limited Partner either (i) a number of shares of Common Stock equal to the number of Units being redeemed ("Redemption Shares"), or (ii) cash in an amount equal to the cash value of the Units, as determined pursuant to the preceding paragraph. If the Company exercises its right to purchase the Units, then the Partnership has no obligation to redeem the Units.

         The Company anticipates that it generally will elect to purchase Units through the issuance of the Redemption Shares pursuant to this Prospectus. Such an acquisition will be treated as a sale of the Units to the Company for federal income tax purposes. See "-- Tax Consequences of Redemption." Upon redemption, a Limited Partner's right to receive distributions with respect to the Units redeemed will cease.

         A Limited Partner may not redeem his Units if receipt of Common Stock in exchange for those Units would (i) result in such partner or any other person owning, directly or indirectly, more than 9.8% of the outstanding Common Stock,
(ii) result in Common Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the "Code"), (iv) cause the Company to own, actually or constructively, 10% or more of the ownership interests in a tenant of the Company's or the Partnership's real property, within the meaning of
Section 856(d)(2)(B) of the Code, or (v) cause the acquisition of Common Stock by such partner to be "integrated" with any other distribution of Common Stock for purposes of complying with the registration provisions of the Securities Act of 1933, as amended. The Company, in its sole discretion, may waive this restriction and permit a Limited Partner to exercise its Redemption Rights, but only if the Limited Partner receives cash in exchange for the Units.

         The Company may also restrict the Limited Partners' Redemption Rights if such restrictions are necessary to ensure that the Partnership does not constitute a "publicly traded partnership" under Section 7704 of the Code.

Tax Consequences of Redemption

         The  following   discussion   summarizes  certain  federal  income  tax
considerations that may be relevant to a Limited Partner who exercises his right to require the redemption of his Units.

         Tax Treatment of Redemption of Units. Instead of the Partnership redeeming Units from a Limited Partner, the Company may elect to purchase the Units. See "--- Redemption Rights for Limited Partnership Units." In that event, such sale will be fully taxable to the redeeming Limited Partner and such redeeming Limited Partner will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the Common Stock received in connection with the purchase plus the amount of any Partnership liabilities allocable to the redeemed Units at the time of the redemption. If the Company does not elect to purchase a Limited Partner's Units and the Partnership redeems such Units for cash that the Company contributes to the Partnership to effect such redemption, the redemption likely would be treated for tax purposes as a sale of such Units in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming Limited Partner would be treated as realizing an amount equal to the sum of the cash received in connection with the redemption plus the amount of any Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

         If the Partnership chooses to redeem a Limited Partner's Units for cash that is not contributed by the Company to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that if the Partnership redeems less than all of the Units held by a Limited Partner, the Limited Partner would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Partnership liabilities allocable to the redeemed Units, exceeded the Limited Partner's adjusted basis in all of such Limited Partner's Units immediately before the redemption.

         Tax Treatment of Disposition of Units by Limited Partner Generally. If a Unit is redeemed in a manner that is treated as a sale of the Unit, or a Limited Partner otherwise disposes of a Unit (other than in a transaction that is treated as a redemption for tax purposes), the determination of gain or loss from such sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such Unit. See "-- Basis of Units." Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (e.g., Redemption Shares) received plus the amount of any Partnership liabilities allocable to the Unit sold. To the extent that the amount realized exceeds the Limited Partner's basis in the Unit disposed of, such Limited Partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of any other property (e.g., Redemption Shares) received upon such disposition.

         Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit that is attributable to a Limited Partner's share of "unrealized receivables" of the Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

         Basis of Units. In general, a Limited Partner who was deemed at the time of the transactions resulting in the issuance of the Units to have received his Units upon liquidation of a partnership will have an initial tax basis in his Units ("Initial Basis") equal to his basis in his partnership interest at the time of such liquidation. Similarly, in general, a Limited Partner who at the time of the transactions resulting in the issuance of the Units contributed a partnership interest or other property to the Partnership in exchange for Units will have an Initial Basis in the Units equal to his basis in the contributed partnership interest or other property. A Limited Partner's Initial Basis in his Units generally is increased by (i) such Limited Partner's share of Partnership taxable income and (ii) increases in his share of liabilities of the Partnership (including any increase in his share of liabilities occurring in connection with the transactions resulting in the issuance of the Units). Generally, such Limited Partner's basis in his Units is decreased (but not below zero) by (A) his share of Partnership distributions, (B) decreases in his share of liabilities of the Partnership (including any decrease in his share of liabilities of the Partnership occurring in connection with the transactions resulting in the issuance of the Units), (C) his share of losses of the Partnership and (D) his share of nondeductible expenditures of the Partnership that are not chargeable to capital.

         Potential Application of Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption of Units may cause the original transfer of property to the Partnership in exchange for Units to be treated as a "disguised sale" of property. The Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property to the partnership, the transactions will be, when viewed together, presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration from a partnership to a partner and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

         Accordingly, if a Unit is redeemed by the Partnership, the Internal Revenue Service (the "Service") could contend that the Disguised Sale Regulations apply because the redeeming Limited Partner will receive cash or shares of Common Stock subsequent to his previous contribution of property to the Partnership. If the Service were to make successfully such an assertion, the transactions in connection with the issuance of the Units themselves could be taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations.

Comparison of Ownership of Units and Shares of Common Stock

         The information below highlights a number of the significant differences between the Partnership and the Company and compares certain legal rights associated with the ownership of Units and Common Stock, respectively. These comparisons are intended to assist Limited Partners of the Partnership in understanding how their investment will be changed if their Units are redeemed for Common Stock. This discussion is summary in nature and does not constitute a complete discussion of these matters. Holders of Units should carefully review the balance of this Prospectus and the registration statement of which this Prospectus is a part for additional important information about the Company.

         Form of Organization and Assets Owned. The Partnership is organized as a Virginia limited partnership. The Company is a Virginia corporation. The Company elected to be taxed as a REIT under the Code effective for its taxable year ended December 31, 1972 and intends to maintain its qualification as a REIT.

         Length of Investment. The Partnership has a stated termination date of December 31, 2051, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and intends to continue its operations for an indefinite time period.

         Additional Equity. The Partnership is authorized to issue Units and other partnership interests to the partners or to other persons for such consideration and on such terms and conditions as the Company, in its sole discretion, may deem appropriate. In addition, the Company may cause the Partnership to issue additional Units, or other partnership interests in one or more different series or classes which may be senior to the Units, to the Company. Consideration for additional partnership interests may be cash or other property or other assets permitted by Virginia law.

         Under the Articles, the total number of shares of all classes of stock that the Company has the authority to issue is 150,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock. As of the date of this Prospectus, 10,200,000 shares of Preferred Stock are outstanding.

         Management and Control. All management and control over the business of the Partnership are vested in the Company, as general partner of the
Partnership, and no Limited Partner of the Partnership has any right to participate in or exercise management or control over the business of the Partnership. Upon the occurrence of an event of bankruptcy or the dissolution of the Company, the Company shall be deemed to be removed automatically; otherwise, the Company may not be removed by the Limited Partners with or without cause.

         The Board of Directors has exclusive control over the Company's business and affairs subject to the restrictions in the Articles and Bylaws. The Board of Directors has adopted certain policies with respect to acquisition, development, investing, financing and conflict of interest, but these policies may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of directors, shareholders have no control over the ordinary business policies of the Company.

         Fiduciary Duties. Under Virginia law, the Company is accountable to the Partnership as a fiduciary and, consequently, is required to exercise good faith in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, the Company is under no obligation to take into account the tax consequences to any Limited Partner of any action taken by it, and the Company will have no liability to a Limited Partner as a result of any liabilities or damages incurred or suffered by or benefits not derived by a Limited Partner as a result of an action or inaction of the Company so long as the Company acted in good faith.

         Under Virginia law, the Company's directors must perform their duties in good faith, in a manner that they believe to be in the best interests of the Company and with the care an ordinarily prudent person in a like situation would exercise under similar circumstances. Directors of the Company who act in such a manner generally will not be liable to the Company for monetary damages arising from their activities.

         Management Limitation of Liability and Indemnification. The Partnership Agreement generally provides that the Company will incur no liability for monetary damages to the Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Company acted in good faith. In addition, the Company is not responsible for any misconduct or negligence on the part of its agents provided the Company appointed such agents in good faith. The Partnership Agreement also provides for indemnification of the Company, the directors and officers of the Company, and such other persons as the Company may from time to time designate, against any and all losses, claims, damages, liabilities (joint or several), expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the Partnership in which such person may be involved, or is threatened to be involved, provided that the Partnership shall not indemnify any such person (i) for an act or omission of such person that was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) if such person actually received an improper benefit in money, property or services or (iii) in the case of any criminal proceeding, if such person had reasonable cause to believe that the act or omission was unlawful. Any indemnification will be made only out of assets of the Partnership.

         The Company's Articles obligate it to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Virginia law. The Virginia Stock Corporation Act ("VSCA") permits a corporation to indemnify its present and former directors and officers, among others, against judgments, settlements, penalties, fines or reasonable expenses incurred with respect to a proceeding to which they may be made a party by reason of their service in those or other capacities if (i) such persons conducted themselves in good faith, (ii) they reasonably believed, in the case of conduct in their official capacities with the corporation, that their conduct was in its best interests and, in all other cases, that their conduct was at least not opposed to its best interests, and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful. Any indemnification by the Company pursuant to the provisions of the Articles described above will be paid out of the assets of the Company and will not be recoverable from the shareholders.

         The VSCA permits the charter of a Virginia corporation to include a provision eliminating or limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or (iii) for unlawful distributions that exceed what could have been distributed without violating the VSCA or the corporation's charter. The Company's Articles contain a provision eliminating the personal liability of its directors or officers to the Company or its shareholders for money damages to the maximum extent permitted by Virginia law from time to time.

         Anti-Takeover Provisions. Except in limited circumstances, the Company has exclusive management power over the business and affairs of the Partnership. The Company may not be removed by the Limited Partners with or without cause. Under the Partnership Agreement, the Company may, in its sole discretion, prevent a Limited Partner from transferring his interest or any rights as a Limited Partner . The Company may exercise this right of approval to deter, delay or hamper attempts by persons to acquire a controlling interest in the Partnership.

         As described above under "Restrictions on Transfer of Capital Stock," the Company's Board of Directors may restrict the acquisition of shares of Common Stock.

         In addition, Virginia has enacted several statutory provisions to deter takeovers of Virginia corporations. The VSCA generally requires that any merger, share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business be approved by at least two-thirds of the votes entitled to be cast by each voting group entitled to vote, unless the articles of incorporation provide for a greater or lesser vote (but in no event less than a majority of votes cast by each such voting group at a meeting at which a quorum of the voting group exists). The Company's Articles and Bylaws do not provide for a greater or lesser vote for the approval of extraordinary transactions.

         The VSCA also contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent.

         For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the board of directors who was
(a) a member on the date on which an Interested Shareholder became an Interested Shareholder and (b) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

         None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder (a) whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors or (b) who was an Interested Shareholder on the date the corporation became subject to these provisions by virtue of its having 300 shareholders of record.

         In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not "opted out" of the Affiliated Transactions provisions.

         The VSCA also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless (a) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or
(b) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. The Company has not adopted an amendment to its Articles or Bylaws making these provisions inapplicable to acquisition of its shares.

         Voting Rights. Under the Partnership Agreement, the Limited Partners have voting rights only as to the continuation of the Partnership in certain circumstances and certain amendments of the Partnership Agreement, as described more fully below. Otherwise, all decisions relating to the operation and management of the Partnership are made by the Company. At September 15, 1998, the Company held approximately 84.2% of the outstanding interests in the Partnership. As Units held by Limited Partners are redeemed, the Company's percentage ownership of the Partnership will increase. If additional Units are issued to third parties, the Company's percentage ownership of the Partnership will decrease.

         Shareholders of the Company have the right to vote on, among other things, a merger or sale of substantially all of the assets of the Company, certain amendments to the Articles and dissolution of the Company. All shares of Common Stock have one vote, and the Articles permit the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock. See "Description of Capital Stock."

         Amendment of the Partnership Agreement or the Articles. The Partnership Agreement may be amended by the Company without the consent of the Limited Partners in any respect, except that certain amendments affecting the fundamental rights of a Limited Partner must be approved by consent of Limited Partners (other than the Company or any subsidiary of the Company) holding more than 50% of the Units. Such consent is required for any amendment that would (i) affect the Redemption Rights, (ii) adversely affect the rights of Limited Partners to receive distributions payable to them under the Partnership Agreement, (iii) alter the Partnership's profit and loss allocations, (iv) alter the provisions relating to the amendment of the Partnership Agreement, or (v) impose any obligation upon the Limited Partners to make additional capital contributions to the Partnership.

         The Articles may be amended by the affirmative vote of the holders of a majority of the shares of each voting group entitled to vote on the amendment. The Company's Bylaws may be amended by the Board of Directors or by vote of the holders of a majority of the outstanding shares.

         Vote Required to Dissolve the Partnership or the Company. At any time prior to December 31, 2051 (upon which date the Partnership shall terminate), the Company may elect to dissolve the Partnership in its sole discretion. Such dissolution shall also occur upon (i) the bankruptcy, dissolution or withdrawal of the Company (unless the Limited Partners unanimously elect to continue the Partnership), (ii) the passage of 90 days after the sale or other disposition of all or substantially all the assets of the Partnership or (iii) the redemption of all of the outstanding Units (other than those held by the Company or any subsidiary of the Company, if any).

         Under Virginia law, the Board of Directors generally must recommend and the holders of a majority of the outstanding Common Stock entitled to vote must approve any proposal in order to dissolve the Company.

         Vote Required to Sell Assets or Merge. Under the Partnership Agreement, the sale, exchange, transfer or other disposition of all or substantially all of the Partnership's assets or merger or consolidation of the Partnership requires only the consent of the Company. Under Virginia law, any merger or share exchange of the Company requires the separate approval of the Board of Directors and each group of shareholders entitled to vote on such matter by a majority of all votes entitled to be cast by such group. Under Virginia law, the sale of all or substantially all of the assets of the Company otherwise than in the normal course of business requires the approval of the Board of Directors and holders of a majority of the outstanding shares of Common Stock. No approval of the shareholders is required for the sale of the Company's assets in the usual and regular course of business.

         Compensation, Fees and Distributions. The Company does not receive any compensation for its services as general partner of the Partnership. As a partner in the Partnership, however, the Company has the same right to allocations and distributions as other partners of the Partnership. In addition, the Partnership will reimburse the Company for all expenses incurred relating to the ongoing operation of the Partnership and any offering of partnership interests in the Partnership or capital stock of the Company.

         Liability of Investors. Under the Partnership Agreement and applicable state law, the liability of the Limited Partners for the Partnership's debts and obligations is generally limited to the amount of their investment in the Partnership and Limited Partners are generally not liable for any debts, liabilities, contracts or obligations of the Partnership.

         Under Virginia law, the Company's shareholders are not personally liable for the debts or obligations of the Company.

         Nature of Investments. The Units constitute equity interests entitling each Limited Partner to his pro rata share of cash distributions made to the Limited Partners of the Partnership. The Partnership generally intends to retain and reinvest in its business proceeds of the sale of property or excess refinancing proceeds.

         The shares of Common Stock constitute equity interests in the Company. The Company is entitled to receive its pro rata share of distributions made by the Partnership with respect to the Units, and each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the Common Stock. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as declared by the Board of Directors. In order to qualify as a REIT, the Company must distribute at least 95% of its annual taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

         Potential Dilution of Rights. The Company is authorized, in its sole discretion and without the consent of the Limited Partners, to cause the Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the Limited Partners or to other persons on terms and conditions established by the Company.

         The Board of Directors of the Company may issue, in its discretion, additional shares of Common Stock and a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate. The issuance of additional shares of either Common Stock or other similar or senior equity securities may result in the dilution of the interests of the shareholders.

         Liquidity. Subject to certain exceptions, a Limited Partner may not transfer all or any portion of his Units without (i) obtaining the prior written consent of the Company, which consent may be withheld in the sole and absolute discretion of the Company, and (ii) meeting certain other requirements set forth in the Partnership Agreement. Limited Partners should expect to hold their Units until they redeem them for cash or shares of Common Stock, or until the Partnership terminates. The right of a transferee to become a substituted Limited Partner also is subject to the consent of the Company, which consent may be withheld in its sole and absolute discretion. If the Company does not consent to the admission of a transferee, the transferee will succeed to all economic rights and benefits attributable to such Units but will not become a Limited Partner or possess any other rights of Limited Partners (including the right to vote on or consent to actions of the Partnership). The Company has the right to redeem any Units held by a transferee who does not become a substituted Limited Partner within 20 business days of the transfer. The Company may require, as a condition of any transfer, that the transferring Limited Partner assume all costs incurred by the Partnership in connection with such transfer.

         Federal Income Taxation. The Partnership is not subject to federal income taxes. Instead, each holder of an interest in the Partnership takes into account its allocable share of the Partnership's taxable income or loss in determining its federal income tax liability. As of September 1, 1998, the maximum federal income tax rate for individuals was 39.6%. Income and loss from the Partnership generally is subject to the "passive activity" limitations. Under the "passive activity" rules, income and loss from the Partnership that is considered "passive" income or loss generally can be offset against income and loss (including passive loss carry-forwards from prior years) from other investments that constitute "passive activities" (unless the Partnership is considered a "publicly traded partnership," in which case income and loss from the Partnership can only be offset against other income and loss from the Partnership). Income of the Partnership, however, that is attributable to dividends or interest does not qualify as passive income and cannot be offset with losses and deductions from a "passive activity." Cash distributions from the Partnership are not taxable to a holder of Units except to the extent they exceed such holder's basis in its Units (which will include such holder's allocable share of the Partnership's debt). Each year, holders of Units will receive a Schedule K-1 tax form containing detailed tax information for inclusion in preparing their federal income tax returns. Holders of Units are required in some cases to file state income tax returns and/or pay state income taxes in the states in which the Partnership owns property, even if they are not residents of those states, and in some such states the Partnership is required to remit a withholding tax with respect to distributions to such nonresidents.

         The Company elected to be taxed as a REIT effective for its taxable year ended December 31, 1972. So long as it qualifies as a REIT, the Company generally will be permitted to deduct distributions paid to its shareholders, which effectively will reduce (or eliminate) the "double taxation" that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations currently is 35% and for individuals is 39.6%. Dividends paid by the Company will be treated as "portfolio" income and cannot be offset with losses from "passive activities." Distributions made by the
Company to its taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain, subject to certain limitations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a shareholder's adjusted basis in its Common Stock, and the excess over a shareholder's adjusted basis will be taxed as capital gain. Each year, shareholders of the Company (other than certain types of institutional investors) will receive IRS Form 1099, which is used by corporations to report dividends paid to their shareholders. Shareholders who are individuals generally should not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to the Company's operations and distributions. The Company may be required to pay state income and/or franchise taxes in certain states.


                        FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of material federal income tax considerations that may be relevant to a prospective holder of the Common Stock is based on current law, is for general information only, and is not tax advice. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax exempt organizations (except as described below), financial institutions or broker-dealers, and, except as described below, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

         The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury regulations promulgated under the Code (the "Treasury Regulations"), the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes. Unless otherwise provided in this discussion, the term "Partnership" includes all of the Company's subsidiary partnerships.

         EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

         The Company made an election to be taxed as a REIT under sections 856 through 860 of the Code, effective for its taxable year ended December 31, 1972. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

         The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

         If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amounts by which the Company fails the 75% and 95% gross income tests, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), the Company will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

Requirements for Qualification

         The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company believes that it has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, the Company's Articles provide for restrictions regarding ownership and transfer of the Common Stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (v) and (vi) above. Such transfer restrictions are described above under "Restrictions on Transfer of Capital Stock."

         For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

         The Company currently has several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is held by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiaries of the Company are ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries are treated as assets, liabilities, and items of income, deduction, and credit of the Company. The Company's corporate subsidiaries are qualified REIT subsidiaries. Such subsidiaries, therefore, are not subject to federal corporate income taxation, although they may be subject to state and local taxation.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, the Company's proportionate share of the assets, liabilities, and items of income of the Partnership and of any other partnership in which the Company has acquired or will acquire an interest, directly or indirectly (a "Subsidiary Partnership"), are treated as assets and gross income of the Company for purposes of applying the requirements described herein.


Income Tests

         In order for the Company to maintain its qualification as a REIT, there are two requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

         Rent received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are customarily furnished or rendered in connection with the rental of real property for occupancy only and are not otherwise considered "rendered to the occupant." In addition, the Company may provide noncustomary services other than through an "independent contractor" if the value of such services does not exceed 1% of the Company's gross income from the property where such services are provided. For that purpose, such services may not be valued at less than 150% of the Company's direct cost of providing the services.

         The Company does not receive any rent that is based on the income or profits of any person. In addition, the Company does not own, directly or indirectly, 10% or more of any tenant. Furthermore, the Company believes that any personal property leased in connection with a lease of its real property is well within the 15% restriction. Finally, the Company does not provide services (other than within the 1% de minimis exception described above) to its tenants that are not customarily furnished or rendered in connection with the rental of space for occupancy only, other than through an independent contractor.

         If any  portion  of the rent  does not  qualify  as  "rents  from  real property" because the rent attributable to personal property leased in connection with any lease of real property exceeds 15% of the total rent received under the lease for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if the rent attributable to personal property, plus any other income received by the Company during a taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income during such year, the Company likely would lose its REIT status. If, however, any portion of the rent received under a lease does not qualify as "rents from real property" because either (i) the rent is considered based on the income or profits of any person or (ii) the tenant is a Related Party Tenant, none of the rent received by the Company under such lease would qualify as "rents from real property." In that case, if the rent received by the Company under such lease, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, the Company likely would lose its REIT status. Finally, if any portion of the rent does not qualify as "rents from real property" because the Company furnishes (other than within the 1% de minimis rule described above) noncustomary services with respect to a property other than through a qualifying independent contractor, none of the rent received by it with respect to the such property would qualify as "rents from real property." In that case, if the rent received by the Company with respect to such property, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, the Company would lose its REIT status.

         From time to time, the Company has entered into hedging transactions with respect to one or more of its assets or liabilities. Such hedging transactions include or may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract , option, futures contract, forward rate agreement, or similar financial instrument to hedge the interest rate risk with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

         If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if (i) the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect,
(ii) the Company attaches a schedule of the sources of its income to its return, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations-Taxation of the Company," even if those relief provisions apply, a 100% tax would be imposed with respect to the gross income attributable to the greater of the amounts by which the Company fails the 75% and 95% income tests, multiplied by a fraction intended to reflect the Company's profitability.

Asset Tests

         The Company, at the close of each quarter of each taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, or "real estate assets," including, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, stock or debt instruments attributable to the temporary investment of such new capital during the one-year period following the Company's receipt of such capital. The term "real estate assets" also includes real property (including interests in real property and interests in mortgages on real property) and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land or improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in land or improvements thereon, and an option to acquire land or improvements thereon (or a leasehold in land or improvements thereon). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company (other than its ownership interest in the Partnership and any qualified REIT subsidiary) may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership and any qualified REIT subsidiary).

         For purposes of the asset tests, the Company is deemed to own its proportionate share of the assets of the Partnership, rather than its interest in the Partnership. The Company has operated and will continue to operate so that it has not acquired or disposed, and in the future will not acquire or dispose, of assets in a way that would cause it to violate either asset test.

         If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

Distribution Requirements

         The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends and retained capital gain) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company may elect to retain and pay income tax on its net long-term capital gains. Any such retained amounts would be treated as having been distributed by the Company for purposes of the 4% excise tax. The Company has made, and will continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirement

         Pursuant to applicable Treasury Regulations, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. The Company has complied, and will continue to comply, with such requirements.

Failure to Qualify

         If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Taxation of Taxable U.S. Shareholders

         As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. Shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by such U.S. Shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income from sources without the United States is subject to U.S. federal income taxation regardless of its connection with the conduct of a trade or business within the United States, or
(iv) a trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

         Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held his Common Stock. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. The Company may elect to retain and pay income tax on its net long-term capital gains. In that case, the Company's U.S. Shareholders would include in income their proportionate share of the Company's undistributed long-term capital gain. In addition, the U.S. Shareholders would be deemed to have paid their proportionate share of the tax paid by the Company, which would be credited or refunded to the U.S. Shareholders. Each U.S. Shareholder's basis in his shares would be increased by the amount of the undistributed long-term capital gain included in the U.S. Shareholder's income, less the U.S. Shareholder's share of the tax paid by the Company.

         Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the U.S. Shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the U.S. Shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a U.S. Shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the U.S. Shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

         U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, U.S. Shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the U.S. Shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of the Common Stock, however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify U.S. Shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of Shareholders on the Disposition of the Common Stock

         In general, any gain or loss realized upon a taxable disposition of the Common Stock by a U.S. Shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a U.S. Shareholder who has held such stock for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such U.S. Shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other Common Stock is purchased within 30 days before or after the disposition.

Capital Gains and Losses

         A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to noncorporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property" (i.e., depreciable real property) is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions designated by the Company as capital gain dividends and any retained capital gains that the Company is deemed to distribute, the Company may designate (subject to certain limits) whether such a dividend or distribution is taxable to its noncorporate stockholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

         The Company will report to its U.S. Shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the U.S. Shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. Shareholders who fail to certify their nonforeign status to the Company. The Service has issued final regulations regarding the backup withholding rules as applied to Non-U.S. Shareholders (as hereinafter defined). Those regulations alter the technical requirements relating to backup withholding compliance and are effective for distributions made after December 31, 1999. See "Federal Income Tax Considerations - Taxation of Non-U.S. Shareholders."

Taxation of Tax-Exempt Shareholders

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding stock of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively owns more than 50% of the value of the Company's stock.

Taxation of Non-U.S. Shareholders

         The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

         Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service has issued final regulations that modify the manner in which the Company complies with the withholding requirements. Those regulations are effective for distributions made after December 31, 1999.

         Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

         The Company is required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

         For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required by currently applicable Treasury Regulations to withhold 35% of any distribution that could be designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

         Gain recognized by a Non-U.S. Shareholder upon a sale of his Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT" and, therefore, the sale of the Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that the Company is or will continue to be a "domestically controlled REIT." Nevertheless, a Non-U.S. Shareholder that owned, actually or constructively, 5% or less of the Common Stock at all times during a specified testing period will not be subject to taxation under FIRPTA if the Common Stock is regularly traded on an established securities market. Notwithstanding the foregoing, gain from the sale or exchange of the Common Stock that is not otherwise subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of Non-U.S. corporations).

Other Tax Consequences

State and Local Taxes

         The Company, the Partnership, a Subsidiary Partnership, or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. In addition, the Company, the Partnership, or a Subsidiary Partnership may be subject to certain state and local taxes imposed on owners of property, such as ad valorem property taxes, transfer taxes, and rent taxes. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the possible issuance by the Company of the Redemption Shares if, and to the extent that, the Unitholders tender such Units for redemption and the Company elects to purchase the Units for shares of Common Stock. The Company is registering the issuance of the Redemption Shares to make it possible to provide the Unit holders with freely tradeable securities upon redemption of their Units. However, registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by such Unitholder.

         The Company may from time to time issue Redemption Shares upon purchase of Units tendered for redemption. The Company will acquire Units in exchange for any Redemption Shares that the Company issues in connection with these acquisitions. Consequently, with each such redemption, the Company's interest in the Partnership will increase.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company appearing in the annual report (Form 10-K) of United Dominion Realty Trust, Inc. for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


         The consolidated financial statements and related financial statement schedule of ASR Investments Corporation incorporated in this prospectus by reference from the annual report on Form 10-K of ASR Investments Corporation for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of American Apartment Communities II, Inc. and American Apartment Communities II, L.P., for the year ended December 31, 1997, included in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on October 23, 1998, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

          The statement of rental operations of Dogwood Creek Apartments and the combined statement of rental operations of Trails at Mount Moriah Apartments, Trails at Kirby Parkway Apartments, and Cinnamon Trails Apartments, and the combined statement of rental operations of Audubon Apartments, Carmel
Apartments, Cimarron City Apartments, Grand Cypress Apartments, Kenton Apartments, Peppermill Apartments, The Crest Apartments, and Villages of Thousand Oaks Apartments, included in the Company's current report on Form 8-K dated June 9, 1998, filed on June 24, 1998, as amended by Amendment No. 1 on Form 8-K/A dated and filed on August 13, 1998, 1998, incorporated by reference herein, has been incorporated herein in reliance upon the reports dated May 1, 1998, May 8, 1998 and June 29, 1998 of L. P. Martin & Company, P.C., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Hunton & Williams.

===============================================================       ==============================================================


Prospective  investors may rely on the information contained in this  Prospectus.  The  Company  has not  authorized  anyone to provide prospective  investors with information  different from
that contained in this  Prospectus.  This  Prospectus is not an                      UNITED DOMINION REALTY TRUST, INC.
offer  to  sell  nor  is it  seeking  an  offer  to  buy  these securities  in  any  state  where  the  offer  or  sale  is not permitted.  The  information  contained in this  Prospectus  is
correct only as of the date of this  Prospectus,  regardless of                                849,498 Shares
the  time of the  delivery  of this  Prospectus  or any sale of these securities.
                                                                                                Common Stock





                     ---------------------

                       TABLE OF CONTENTS
                     ---------------------


                                                          Page


AVAILABLE INFORMATION......................................  2                                 --------------

INCORPORATION OF CERTAIN DOCUMENTS
BY REFERENCE...............................................  2
                                                                                                 PROSPECTUS
THE COMPANY................................................  3

RECENT DEVELOPMENTS........................................  3                                 --------------

DESCRIPTION OF CAPITAL STOCK...............................  4

RESTRICTIONS ON TRANSFER OF CAPITAL STOCK..................  5

REDEMPTION OF UNITS........................................  5

FEDERAL INCOME TAX CONSIDERATIONS.......................... 12
                                                                                              December   , 1998
PLAN OF DISTRIBUTION....................................... 21

EXPERTS.................................................... 21

LEGAL MATTERS.............................................. 22


                       ----------------


===============================================================       ==============================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

         The estimated expenses in connection with the offering are as follows:

         Securities and Exchange Commission registration fee .....     $2715.35
         Accounting fees and expenses.............................     5,000.00
         Legal fees and expenses .................................     2,500.00
         Printing and postage expenses............................       500.00
         Miscellaneous............................................         0.00

                  TOTAL ..........................................   $10,715.35

Item 15. Indemnification of Officers and Directors

         Directors and officers of the Company may be indemnified against liabilities, fines, penalties, and claims imposed upon or asserted against them as provided in the Virginia Stock Corporation Act and the Articles. Such indemnification covers all costs and expenses reasonably incurred by a Director or officer. The Board of Directors, by a majority vote of a quorum of disinterested Directors or, under certain circumstances, independent counsel appointed by the Board of Directors, must determine that the Director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law. In addition, the Virginia Stock Corporation Act and the Company's Articles may under certain circumstances eliminate the liability of Directors and officers in a shareholder or derivative proceeding.

         If the person involved is not a Director or officer of the Company, the Board of Directors may cause the Company to indemnify to the same extent allowed for Directors and officers of the Company such person who was or is a party to a proceeding, by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.


Item 16. Exhibits

2(a)    --        Agreement  and Plan of Merger  dated as of December  19, 1997, between  the  Company,  ASR  Investments  Corporation  and ASR
                  Acquisition  Sub, Inc. (filed as Exhibit 2(a) to the Company's
                  Form S-4 Registration Statement,  filed with the Commission on
                  January 30, 1998 (File No. 333-45305), and incorporated by reference herein)

2(b)    --        Agreement  and Plan of Merger  dated as of  October  1,  1996, between the Company,  United Sub, Inc. and South West Property
                  Trust Inc.  (filed as Exhibit 2(a) to the  Company's  Form S-4
                  Registration  Statement,  filed with the Commission on October
                  9, 1996 (File No. 333-13745), and incorporated by reference herein)

2(c)    --        Agreement  and Plan of Merger dated as of September  10, 1998, between the Company and  American  Apartment  Communities  II,
                  Inc. including as exhibits thereto the proposed terms of the Series D Preferred Stock and the proposed form of Investment
                  Agreement between the Company,  United Dominion Realty,  L.P.,
                  American  Apartment  Communities II, Inc.,  American Apartment
                  Communities II, L.P., American Apartment Communities Operating
                  Partnership,  L.P., Schnitzer Investment Corp., AAC Management
                  LLC and LF Strategic Realty Investors, L.P. (previously filed)

2(d)    --        Partnership  Interest Purchase and Exchange Agreement dated as of September 10, 1998,  between the Company,  United  Dominion
                  Realty,   L.P.,  American  Apartment   Communities   Operating
                  Partnership,  L.P., AAC Management LLC,  Schnitzer  Investment
                  Corp, Fox Point Ltd. and James D. Klingbeil including as an exhibit thereto the proposed form of the Third Amended and Restated Limited Partnership Agreement of United Dominion
                  Realty, L.P. (previously filed)

4(a)    --        Restated  Articles of  Incorporation  of the Company (filed as
                  Exhibit 4(b) to the Company's Form S-3 Registration Statement, filed with the Commission on January 16, 1998 (File No.
                  333-44463), and incorporated by reference herein)

4(a)(i) --        Amendment of Articles of  Incorporation  of the Company (filed as Exhibit 3 to the Company's Form 8-A Registration Statement dated February 4, 1998 (File No. 1-10524), and incorporated by reference herein)

4(b)    --        Restated  Bylaws of the Company  (filed as Exhibit 3(b) to the
                  Company's  quarterly report on Form 10-Q for the quarter ended
                  March 31, 1997 (File No. 1-10524), and incorporated by reference herein)

4(c)    --        Specimen United Dominion  Common Stock  certificate  (filed as
                  Exhibit 4(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 1-10524), and incorporated by reference herein)

4(d)(i) --        Loan  Agreement  dated as of  November  7, 1993,  between  the
                  Company and Aid  Association  for Lutherans  (filed as Exhibit
                  6(c)(1) to the Company's Form 8-A Registration Statement dated
                  April 19, 1990 (File No. 10524), and incorporated by reference herein)

4(d)(ii)--        Note Purchase  Agreement dated as of January 15, 1993, between the Company and CIGNA Property and Casualty Insurance Company,
                  Connecticut   General  Life  Insurance  Company,   Connecticut
                  General  Life  Insurance  Company  on  behalf  of one or  more
                  separate   accounts,   Insurance  Company  of  North  America,
                  Principal Mutual Life Insurance Company, and Aid Association for Lutherans (filed as Exhibit 6(c)(5) to the Company's Form
                  8-A  Registration  Statement  dated  April 19,  1990 (File No.
                  1-10524), and incorporated by reference herein)

4(e)    --        Rights  Agreement  dated as of January 27,  1998,  between the
                  Company  and  ChaseMellon  Shareholder  Services,  L.L.C.,  as
                  Rights  Agent  (filed as Exhibit 1 to the  Company's  Form 8-A
                  Registration  Statement  dated  February  4,  1998  (File  No.
                  1-10524) and incorporated by reference herein)

4(f)     --       Form of Rights Certificate (included in Exhibit 4(e))

5        --       Opinion of Hunton & Williams (previously filed)

23(a)    --       Consent of Ernst & Young LLP

23(b)    --       Consent of L.P. Martin & Company, P.C.

23(c)    --       Consent of Deloitte & Touch LLP

23(d)    --       Consent of Arthur Andersen

23(e)    --       Consent of Hunton & Williams (included in Exhibit 5)

24       --       Power of Attorney (previously filed)


Item 17. Undertakings

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                                    Provided, however, that paragraphs (a)(1)(i)
                             and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Virginia Code, the Articles of Incorporation or By-laws of the registrant or resolutions of the Board of Directors of the registrant adopted pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this pre-effective amendment #2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia on the 2nd day of December, 1998.

                                UNITED DOMINION REALTY TRUST, INC.



                                By /s/ John P. McCann
                                  ----------------------------
                                       John P. McCann
                                       President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment #2 to the registration statement has been signed by the following persons in the capacities indicated on December 2, 1998.


                       Signature                                        Title & Capacity
                       ---------                                        ----------------

 /s/ John P.McCann                                             President,  Chairman, Chief Executive Officer (Principal
-----------------------------------------                      Executive Officer) and Director
          John P. McCann

                                                               Executive  Vice  President,   Chief  Financial   Officer
 /s/ James Dolphin*                                           (Principal Financial Officer) and Director
-----------------------------------------
          James Dolphin                                        Principal Accounting Officer


  /s/ Robin R. Flanagan*                                       Director
-----------------------------------------
         Robin R. Flanagan

 /s/ Jeff C. Bane*                                             Director
-----------------------------------------
         Jeff C. Bane

 /s/ R. Toms Dalton*                                           Director
-----------------------------------------
         R. Toms Dalton, Jr.

                                                               Director
-----------------------------------------
         Jon A. Grove

 /s/ Barry M. Kornblau*                                        Director
-----------------------------------------
         Barry M. Kornblau

 /s/ H. Franklin Minor*                                        Director
-----------------------------------------
         H. Franklin Minor

                                                               Director
-----------------------------------------
         Lynne B. Sagalyn


 /s/ Mark J. Sandler*                                          Director
-----------------------------------------
         Mark J. Sandler



                                      II-4

 /s/ Robert W. Scharar*                                        Director
-----------------------------------------
         Robert W. Scharar


 /s/ John S. Schneider*                                        Director
-----------------------------------------
         John S. Schneider

 /s/ C. Harmon Williams, Jr.*                                  Director
-----------------------------------------
         C. Harmon Williams, Jr.

*By:  /s/ Katheryn E. Surface
-----------------------------------------
         Katheryn E. Surface
         Attorney-in-Fact

                                  EXHIBIT INDEX



Exhibit                                Document
-------                                --------

2(a)    --        Agreement  and Plan of Merger  dated as of December  19, 1997, between  the  Company,  ASR  Investments  Corporation  and ASR
                  Acquisition  Sub, Inc. (filed as Exhibit 2(a) to the Company's
                  Form S-4 Registration Statement,  filed with the Commission on
                  January 30, 1998 (File No. 333-45305), and incorporated by reference herein)

2(b)    --        Agreement  and Plan of Merger  dated as of  October  1,  1996, between the Company,  United Sub, Inc. and South West Property
                  Trust Inc.  (filed as Exhibit 2(a) to the  Company's  Form S-4
                  Registration  Statement,  filed with the Commission on October
                  9, 1996 (File No. 333-13745), and incorporated by reference herein)

2(c)    --        Agreement  and Plan of Merger dated as of September  10, 1998, between the Company and  American  Apartment  Communities  II,
                  Inc. including as exhibits thereto the proposed terms of the Series D Preferred Stock and the proposed form of Investment
                  Agreement between the Company,  United Dominion Realty,  L.P.,
                  American  Apartment  Communities II, Inc.,  American Apartment
                  Communities II, L.P., American Apartment Communities Operating
                  Partnership,  L.P., Schnitzer Investment Corp., AAC Management
                  LLC and LF Strategic Realty Investors, L.P. (previously filed)

2(d)    --        Partnership  Interest Purchase and Exchange Agreement dated as of September 10, 1998,  between the Company,  United  Dominion
                  Realty,   L.P.,  American  Apartment   Communities   Operating
                  Partnership,  L.P., AAC Management LLC,  Schnitzer  Investment
                  Corp, Fox Point Ltd. and James D. Klingbeil including as an exhibit thereto the proposed form of the Third Amended and Restated Limited Partnership Agreement of United Dominion
                  Realty, L.P. (previously filed)

4(a)    --        Restated  Articles of  Incorporation  of the Company (filed as
                  Exhibit 4(b) to the Company's Form S-3 Registration Statement, filed with the Commission on January 16, 1998 (File No.
                  333-44463), and incorporated by reference herein)

4(a)(i) --        Amendment of Articles of  Incorporation  of the Company (filed as Exhibit 3 to the Company's Form 8-A Registration Statement dated February 4, 1998 (File No. 1-10524), and incorporated by reference herein)

4(b)    --        Restated  Bylaws of the Company  (filed as Exhibit 3(b) to the
                  Company's  quarterly report on Form 10-Q for the quarter ended
                  March 31, 1997 (File No. 1-10524), and incorporated by reference herein)

4(c)    --        Specimen United Dominion  Common Stock  certificate  (filed as
                  Exhibit 4(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 1-10524), and incorporated by reference herein)

4(d)(i) --        Loan  Agreement  dated as of  November  7, 1993,  between  the
                  Company and Aid  Association  for Lutherans  (filed as Exhibit
                  6(c)(1) to the Company's Form 8-A Registration Statement dated
                  April 19, 1990 (File No. 10524), and incorporated by reference herein)

4(d)(ii)--        Note Purchase  Agreement dated as of January 15, 1993, between the Company and CIGNA Property and Casualty Insurance Company,
                  Connecticut   General  Life  Insurance  Company,   Connecticut
                  General  Life  Insurance  Company  on  behalf  of one or  more
                  separate   accounts,   Insurance  Company  of  North  America,
                  Principal Mutual Life Insurance Company, and Aid Association for Lutherans (filed as Exhibit 6(c)(5) to the Company's Form
                  8-A  Registration  Statement  dated  April 19,  1990 (File No.
                  1-10524), and incorporated by reference herein)

4(e)    --        Rights  Agreement  dated as of January 27,  1998,  between the
                  Company  and  ChaseMellon  Shareholder  Services,  L.L.C.,  as
                  Rights  Agent  (filed as Exhibit 1 to the  Company's  Form 8-A
                  Registration  Statement  dated  February  4,  1998  (File  No.
                  1-10524) and incorporated by reference herein)

4(f)     --       Form of Rights Certificate (included in Exhibit 4(e))

5        --       Opinion of Hunton & Williams (previously filed)

23(a)    --       Consent of Ernst & Young LLP

23(b)    --       Consent of L.P. Martin & Company, P.C.

23(c)    --       Consent of Deloitte & Touch LLP

23(d)    --       Consent of Arthur Andersen

23(e)    --       Consent of Hunton & Williams (included in Exhibit 5)

24       --       Power of Attorney (previously filed)